

January 23, 2013

Via E-mail
Mr. Evan L. Hart
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road, N.E., Suite 1200
Atlanta, GA 30328

     Re: **Mueller Water Products, Inc.**
                 Form 10-K for the Fiscal Year Ended September 30, 2012
                 Filed November 29, 2012
                 File No. 1-32892

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22
Segment Analysis, page 23

1.   In future filings, please expand your narrative to quantify the factors that you identify as reasons for the changes in your segment results from period-to-period.

Effect of Inflation; Seasonality, page 29

2.   We note that Mueller Co. experienced a 3% decrease in average cost per ton of scrap
        steel while Anvil experienced a 5% increase in average cost per ton of scrap steel
        purchased in 2012 compared to 2011. In future filings, please provide additional detail
        on the factors impacting the cost of scrap steel and other raw materials for Mueller and
        Anvil so that investors can understand why any apparent inconsistencies exist.

Financial Statements

Note 18. Commitments and Contingencies, page F-32

3.   Please tell us and revise future filings, to explain whether your assessment of materiality
        concerning your Burlington, NJ environmental matter also extends specifically to your
        cash flows.

Note 21. Consolidating Guarantor and Non-Guarantor Financial Information, page F-35

4.   Please revise future annual and quarterly filings to disclose, if accurate, that each
        guarantor subsidiary is "100% owned" by the parent company, as required by Rule 3-
        10(i)(8)(i) of Regulation S-X or, if not accurate, please explain to us how your condensed
        consolidating financial statements comply with Rule 3-10 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551- 3728 or Pamela A. Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief